767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

December 1, 2014

VIA EDGAR TRANSMISSION

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Avolon Holdings Limited
Amendment No. 5 to
Registration Statement on Form F-1
File No. 333-196620

Dear Ms. Long:

On behalf of our client, Avolon Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 3, 2014 (the “November Comment”), relating to Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form F-1 of the Company (File No. 333-196620) (the “Registration Statement”), filed with the Commission on October 21, 2014. In addition, this letter responds to certain outstanding comments contained in the Staff’s letter dated July 3, 2014 (the “Outstanding Comments”) and a comment provided orally by the Staff on September 18, 2014 (the “Oral Comment”). We are concurrently filing via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). The changes reflected in Amendment No. 5 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of Amendment No. 5, including copies marked to show the changes from Amendment No. 4.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s responses. In addition, all references to page numbers in such responses are to page numbers in Amendment No. 5.

Pamela Long Securities and Exchange Commission Page 2

November Comment

Financial Statements for the Period Ended September 30, 2014

Note 23 – Subsequent Events, page F-60

1.	Please clarify your disclosure to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

The Company has revised the disclosure on page F-61 in response to the Staff’s comment.

Outstanding Comments

2.	Prior Comment 28 – Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

The Company has revised the disclosure on pages 130 and 142 in response to the Staff’s comment.

3.	Prior Comment 30 – We note that in connection with the share exchange, the Company will recognize a one-time share based compensation charge in respect of the founder shares. If this charge will be material, tell us how you will transparently disclose this charge elsewhere in the filing. In this regard, we also note your disclosure on page 51 of the filing.

The Company advises the Staff that it has transparently disclosed the share based compensation charge in respect of the founder shares on pages 49, 57 and 128 (cross reference).

4.	Prior Comment 53 – On June 5, 2014, the Company repurchased Class C shares from the chief executive officer for an aggregate purchase price of approximately $5.6 million…. Address any difference between the price per share paid and your IPO price.

The Company advises the Staff that, after giving effect to the Reorganization and assuming an IPO price per share equal to the mid-point of the price range set forth on the cover of the prospectus, the price per share paid for the Class C shares was 27% higher than the Class C price per share implied by the assumed IPO price.

The purchase price for the Class C shares was based on the Company’s determination of its enterprise value at the time of the repurchase on June 5, 2014, which was based on a number of estimates and subject to a number of uncertainties. In making this

Pamela Long Securities and Exchange Commission Page 3

determination, the Company considered, among other things, estimated valuations if the Company were to conduct an IPO or be sold at various dates through the end of 2015. These estimated valuations used, among other inputs, a price to earnings multiple based on the then-current multiples for various comparable listed companies (the “peers”).

Since that time, various market factors have contributed to a decrease in the multiple assumed in these calculations as the peers’ multiples decreased by an average of 9% since June 2014. In addition to the decrease in the multiple applied, the peers’ share prices experienced significant volatility during such period: the average difference between the peers’ high and low share prices during that period was 25%.

In addition, at the time of the repurchase of the Class C shares, the Company was still considering the possibility of a trade sale. The Company was advised that customary IPO pricing would include a discount resulting in a lower price than that achievable in a trade sale. Taking into account the likelihood of a trade sale or of an IPO at that time, it was determined that the customary IPO discount should not be applied in full to the purchase price of the Class C shares. However, in connection with the IPO and pursuant to the Memorandum and Articles of Association of Avolon Investments S.à r.l., all of the Class C shares are to be exchanged for shares in the Company at the price implied by the IPO price (i.e. the valuation would no longer reflect the premium that could have been achieved in a trade sale).

As a result, primarily due to the decline in peer multiples, the increased volatility in peer share prices and the discount applied in setting the IPO price, the price per Class C share implied by the assumed IPO price is approximately 27% less than the price per share paid for the Class C shares in June 2014.

Oral Comment

5.	We note that you have included a significant amount of information that is attributed to third parties, particularly in the section entitled The Commercial Aircraft Industry. Please confirm supplementally whether you have commissioned any information for use in the Registration Statement that was prepared by a third party other than ICF, from which we note you obtained and filed a consent.

The Company advises the Staff that no information included in the Registration Statement that is attributed to third parties was commissioned by the Company for its use in the Registration Statement, other than the information attributed to ICF. Other third-party information included in the Registration Statement was derived from general industry reports and from other materials available on a subscription basis.

* * * * * * * *

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Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8870.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Ed Riley
General Counsel
Avolon Holdings Limited

David Korvin, Staff Attorney
Securities and Exchange Commission

Richard D. Truesdell, Jr., Esq.
Davis Polk & Wardwell LLP

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